Exhibit 99.1
Mahindra Satyam announces plans to wind-down its American Depository Share program in 2012 in an orderly manner
Company remains fully committed to serving customers in the US
Announcement has no impact on business operations in the US or elsewhere
Hyderabad, India — August 9, 2011 — Mahindra Satyam, a leading global consulting and IT services provider, today announced that the Company expects to wind-down its American Depository Share program in 2012. The Company’s American Depository Shares (ADSs) currently trade on the over-the-counter (OTC) market in the US.
Since May 2001, the Company’s equity shares underlying its American Depository Shares (ADSs) and the ADSs themselves continue to be registered with the SEC when the Company began trading on the New York Stock Exchange (NYSE). The registration obligates the Company to file annual and other reports with the SEC. The Company has, however, been unable to file the required reports post September 2008, because the financial irregularities identified for earlier years were substantial in amount, perpetrated across multiple accounting periods affecting many areas and due to non-availability of required information/documentation relating to several unexplained transactions and amounts pertaining to the period affected by the financial irregularities. This has a resultant continuing impact on the Company’s ability to prepare the financial statements under US GAAP and to achieve a form of audit opinion thereon that would comply with the SEC’s requirement that such opinions contain no audit qualifications including scope limitations arising from the Company’s inability to provide required information/documentation relating to the period affected by the financial irregularities as indicated above. Accordingly, the Company has now determined that it will not be able to become current in its SEC filing obligations.
The Company’s planned sequence was to first meet Indian regulatory requirements with respect to its disclosure and financial statements and then turn to address U.S. requirements. Despite the non-availability of certain historical financial information due to the aforesaid reasons, the Company’s new management succeeded in meeting all regulatory requirements in India and is now current with respect to the company’s audited financial results under generally accepted accounting principles in India (Indian GAAP).

If an SEC reporting company is unable to file required reports, the SEC has the authority to revoke that company’s registration. Consequently, the Company expects SEC to revoke the Company’s registration at some time in the future. The revocation of registration, as and when it occurs, would prevent continued trading of the ADSs and the underlying equity shares in US markets or by US persons, and in order to protect the interests of ADS holders, the Company intends now to wind down the ADS program in an orderly fashion.
The Company presently expects that the ADS facility and related trading in the United States will exist for approximately seven months from the date a termination notice is distributed to ADS holders. The Company intends to distribute that notice under the applicable Deposit Agreement within the next week. The Company’s objective is to provide a significant period of time to facilitate an orderly wind-down of the ADS program. Although the SEC Staff has indicated its willingness to work with the Company towards the objectives stated above, this time period assumes that no third party, such as the SEC, acts to reduce this transition period.
Throughout any transition period, holders of ADSs will be entitled to receive equity shares of the Company upon surrender of their ADSs to the depository, Citibank N.A., subject to applicable regulatory restrictions of India, the US and jurisdictions where holders reside. The Company’s equity securities will continue to trade in India on the Bombay Stock Exchange and the National Stock Exchange. ADS trading in the US has accounted for approximately 12.77% of the total volume of trading in the company’s equity shares in the last twelve months, and ADSs presently represent approximately 107,428,392 or 9.13%, of the outstanding equity shares.
If you are a current or prospective holder of Mahindra Satyam’s ADSs, please consult the FAQs on the website for important additional details.

Commenting on the anticipated wind-down of US trading and subsequent deregistration, Mr. Vineet Nayyar, Chairman, Mahindra Satyam, said, “Our commitment to the US market and servicing customers in the US remains unchanged. This is purely a regulatory issue on account of the fraud perpetrated by the former management over several years, that was unprecedented in its nature, magnitude and complexity. Despite the unavailability of certain historical financial information, the new management succeeded in meeting regulatory requirements in India with respect to the company’s audited financial results under Indian GAAP, but we have found that what was acceptable to Indian regulators does not comport with SEC norms. We, therefore, have no choice but to exit the US registration system in an orderly manner. Although, this is not something we would have chosen to do, we are compelled by circumstances to take this decision.”
“The wind-down of US trading and revocation of the Company’s registration under the Securities Exchange Act of 1934 will have no impact on the Company’s business operations in the United States or elsewhere. On the contrary, our commitment to enhance our presence in the US remains unchanged - our sales and delivery platform in the United States has been further reinforced through significant investments in acquiring experienced skills and capability, and we expect that this effort will enhance our growth opportunities in this market,” added Mr. C.P. Gurnani, CEO, Mahindra Satyam.
About Mahindra Satyam
Mahindra Satyam is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance.
The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.
Mahindra Satyam is part of the $12.5 billion Mahindra Group, a global industrial federation of companies and one of the top 10 business houses based in India. The Group’s interests span automotive products, aviation, components, farm equipment, financial services, hospitality, information technology, logistics, real estate and retail.
Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations.

For more information, see www.mahindrasatyam.com
Follow us on Twitter: http://twitter.com/mahindra_satyam
For clarifications, write to us at: MediaRelations@mahindrasatyam.com
Safe Harbor
Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. These forward-looking statements include, but are not limited to, statements as to the expected impact of and benefits from the deregistration, statements as to the timing and dates of effectiveness of notices and filings to be made in connection with the deregistration process, statements as to the intention to wind-down the ADS program and the timing and expected impact thereof and statements as to the intention to continue providing information to investors. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the SEC, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; and the impact of laws and regulations. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.
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UNWINDING OF ADS PROGRAM:
QUESTIONS TO BE PUT ON COMPANY WEBSITE
Q1.	Why is the Company winding down the ADS program?
The Company’s equity shares underlying its American Depository Shares (ADSs) and the ADSs themselves have been registered with the US Securities and Exchange Commission (SEC) since 2001, when the Company began trading on the New York Stock Exchange (NYSE). The registration obligates the Company to file annual and other reports with the SEC. The Company has, however, been unable to file the required reports post September 2008, because the financial irregularities identified for earlier years were substantial in amount, perpetrated across multiple accounting periods affecting many areas and due to non-availability of required information/documentation relating to several unexplained transactions and amounts pertaining to the period affected by the financial irregularities. This has a resultant continuing impact on the Company’s ability to prepare the financial statements under US GAAP and to achieve a form of audit opinion thereon that would comply with the SEC’s requirement that such opinions contain no audit qualifications including scope limitations arising from the Company’s inability to provide required information/documentation relating to the period affected by the financial irregularities as indicated above. Accordingly, the Company has now determined that it will not be able to become current in its SEC filing obligations.
If an SEC reporting company is unable to file required reports, the SEC has the authority to revoke that company’s registration. Consequently, the Company expects SEC to revoke the Company’s registration at some time in the future. The revocation of registration, as and when it occurs, would prevent continued trading of the ADSs and the underlying equity shares in US markets or by US persons, and in order to protect the interests of ADS holders, the Company intends now to wind down the ADS program in an orderly fashion.
Q2.	How long will the wind-down of the ADS Program take?
The Company presently expects that the ADS facility and related trading in the United States will exist for approximately seven months from the date a termination notice is distributed to ADS holders. The Company intends to distribute that notice under the applicable Deposit Agreement within the next week. The Company’s objective is to provide a significant period of time to facilitate an orderly wind-down of the ADS program. Although the SEC Staff has indicated its willingness to work with the Company towards the objectives stated above, this time period assumes that no third party, such as the SEC, acts to reduce this transition period.

Q3.	What is the impact of the winding down and termination on the ADS holders?
The ADSs are evidenced by certificates (known as American Depository Receipts, ADRs, or just Receipts) issued by the Depository (Citibank, N.A.). They currently trade over-the-counter (OTC) in the United States. ADS holders should consider whether it would be advisable for them to sell their ADSs during any wind-down period that we announce in the future. ADS holders are alternatively entitled to surrender their Receipts and, upon payment of the applicable depository fees, to receive the underlying equity securities represented by their ADSs.
ADS holders who surrender their Receipts and receive the underlying equity securities, and who have and/or are eligible to open a brokerage account in India, can either hold the shares or sell them over the Bombay Stock Exchange or National Stock Exchange.
ADS holders who are not eligible to have a brokerage account in India and who have not surrendered their Receipts will at termination of the Deposit Agreement have the underlying shares held for them in an account in India. After termination of the Deposit Agreement, Citibank will sell the shares of those holders and remit the proceeds, net of any fees, taxes and expenses, pro rata to such holders. Note that any sales made in India, either by the holder or by the Depository on behalf of the holders, may be subject to taxes and other regulatory requirements in India.
Q4.	How would revocation of US registration affect the Company?
Revocation of registration would mean that the Company will no longer be obligated to file reports with the SEC, and that trading in the Company’s securities in the United States will be halted. As a result, ADSs would no longer be traded OTC in the United States.
Revocation of registration would have no effect on the trading of the Company’s equity shares on the Bombay Stock Exchange and the National Stock Exchange in India.
In addition, revocation would have no effect on the Company’s strong commitment to servicing customers in the United States.
Q5.	Why was the Company unable to file required US reports?
Although the Company is now current in its reporting requirements under Indian law, including the requirements of the Indian Regulator, the Securities and Exchange Board of India (SEBI), those filings include audit reports that contain qualifications relating to, among other things, the unavailability of certain required historical information and related limitations of audit scope. Despite the best efforts of the Company, because the financial irregularities identified for earlier years were substantial in amount, perpetrated across multiple accounting periods affecting many areas and due to non-availability of required information/documentation relating to several unexplained transactions and amounts pertaining to the period affected by the financial irregularities. This has a resultant continuing impact on the Company’s ability to prepare the financial statements under

US GAAP and to achieve a form of audit opinion thereon that would comply with the SEC’s requirement that such opinions contain no audit qualifications including scope limitations arising from the Company’s inability to provide required information/documentation relating to the period affected by the financial irregularities as indicated above. In a recent meeting with the SEC Staff, the Staff affirmed the Company’s understanding. Accordingly, the Company has now determined that it will not be able to become current in its SEC filing obligations.
Q6.	The Company has previously taken the position that it intends to relist the ADSs on the NYSE. What has changed that view?
The Company’s planned sequence was to first meet Indian regulatory requirements with respect to its disclosure and financial statements and then turn to address U.S. requirements. Despite the non availability of certain historical financial information due to the prior fraud, the Company’s new management succeeded in meeting all regulatory requirements in India and is now current with respect to the company’s audited financial results under Indian GAAP.
The Company has been working with its auditors in an attempt to achieve a set of audited financial statements that would meet applicable U.S. requirements. Despite the best efforts of the Company, because the financial irregularities identified for earlier years were substantial in amount, perpetrated across multiple accounting periods affecting many areas and due to non-availability of required information/documentation relating to several unexplained transactions and amounts pertaining to the period affected by the financial irregularities. This has a resultant continuing impact on the Company’s ability to prepare the financial statements under US GAAP and to achieve a form of audit opinion thereon that would comply with the SEC’s requirement that such opinions contain no audit qualifications including scope limitations arising from the Company’s inability to provide required information/documentation relating to the period affected by the financial irregularities as indicated above.. In a recent meeting with the SEC Staff, the Staff affirmed the Company’s understanding. Accordingly, the Company has now determined that it will not be able to become current in its SEC filing obligations.
Q7.	If the Company’s SEC registration is revoked, would the ADS continue to be traded on the OTC market in the United States?
If the Company is deregistered, the ADS will not be quoted or traded on the OTC market in the United States. US broker-dealers will not be permitted to effect transactions in the ADSs or even in the underlying equity shares for which they may be exchanged. It may also be difficult or impossible for non-US broker-dealers to effect transactions in India for US residents in the ADSs or even in the underlying equity shares for which they may be exchanged. The equity shares will, however, continue to trade on the Bombay Stock Exchange and the National Stock Exchange in India.

Q8.	Does the winding down of the ADS program reflect a diminished importance to the Company of the US market / customers?
Not at all. On the contrary, the winding down of the ADS program has been necessitated by the continuing effects of the fraud on the Company’s historical financial statements and its impact on the Company’s ability to meet U.S. regulatory requirements. These matters are, unfortunately, beyond the Company’s control.
Our broader commitment to the US market and servicing US customers remains unchanged. As of the current quarter, more than 50% of the Company’s revenues continue to accrue from this market. In fact, over the last six months our sales and delivery platform in the United States has been further reinforced through significant investments in acquiring experienced skills and capability, and we expect that this effort will enhance our growth opportunities in this market.
Q9.	How do customers assure themselves (in the absence of US GAAP accounts) regarding the financial strength and stability of the Company?
The Company is current in all of its regulatory requirements in India and has released audited financial results under Indian GAAP through the year ended March 31, 2011. We will continue to be listed on the Indian Stock Exchanges and to provide our financial statements in accordance with Indian GAAP (and converged IFRS as and when applicable). New management has implemented appropriate internal controls and related policies and is committed to providing the Company’s investors with prompt and accurate financial reporting.
Q10.	How large in the current ADS program?
ADS trading in the US has accounted for approximately 12.77% of the total volume of trading in the company’s equity shares in the last twelve months, and ADSs presently represent approximately 107,428,392 or 9.13%, of the outstanding equity shares.
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